UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

_____

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: October 22, 2007
(Date of earliest event reported)

KIMBERLY-CLARK CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**1-225**	**39-0394230**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 619100, Dallas, Texas	**75261-9100**
(Address of principal executive offices)	(Zip Code)

(972) 281-1200
(Registrant's telephone number, including area code)

_____

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

_____

Item 2.02 Results of Operations and Financial Condition.

Attached and incorporated herein by reference as Exhibit 99.1 is a copy of the press release of Kimberly-Clark Corporation (the "Corporation"), dated October 22, 2007, reporting the Corporation's results of operations for the quarter ended September 30, 2007.

The information, including exhibits attached hereto, in Item 2.02 of this Current Report is being furnished and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. The information in Item 2.02 of this Current Report shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as otherwise expressly stated in such filing.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit 99.1 Press release issued by Kimberly-Clark Corporation on October 22, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KIMBERLY-CLARK CORPORATION

Date: October 22, 2007   By: /s/ Mark A. Buthman
                                      Mark A. Buthman
                                      Senior Vice President and
                                      Chief Financial Officer

<u>EXHIBIT INDEX</u>

99.1 Press release issued by Kimberly-Clark Corporation on October 22, 2007.

Exhibit 99.1

David J. Dickson
972-281-1481
ddickson@kcc.com

KIMBERLY-CLARK ANNOUNCES THIRD QUARTER 2007 RESULTS

3Q Net Sales Climbed Nearly 10 Percent to a Record $4.6 Billion in 2007; GAAP-Basis EPS Were $1.04 vs. $0.79 in 2006

Adjusted EPS Increased 8 Percent to $1.07, Slightly Above Previous Expectations

Company Now Anticipates Adjusted EPS of $4.23 to $4.25 for 2007, Toward High End of Previous Guidance Range of $4.20 to $4.25

DALLAS, October 22, 2007—Kimberly-Clark Corporation (NYSE: KMB) today reported that net sales in the third quarter of 2007 increased 9.7 percent to $4.6 billion, setting a new quarterly record. The improvement was highlighted by excellent volume gains for many of the company's well-known Personal Care, Consumer Tissue and K-C Professional brands and a twelfth consecutive quarter of double-digit sales expansion in developing and emerging markets. Overall, organic sales growth totaled 7 percent and changes in currency exchange rates also benefited sales by about 3 percent.

Diluted net income per share was $1.04 compared with 79 cents in the prior year. Adjusted earnings in the third quarter of 2007 were $1.07 per share, up more than 8 percent from 99 cents per share in 2006 and slightly above the company's previous guidance range of $1.04 to $1.06 per share. The higher sales, along with continued success in reducing costs, enabled the company to fund a $10 million increase in strategic marketing spending and deliver a 6 percent increase in adjusted operating profit for the quarter despite approximately $70 million of cost inflation. A lower share count, partially offset by a related increase in interest expense, also contributed to the bottom-line improvement versus the year-ago period.

Adjusted earnings exclude charges for strategic cost reductions to streamline the company's operations in both years and certain incremental implementation costs related to the strategic cost reduction plan in 2007. Also excluded from adjusted earnings in the current quarter is a gain on settlement of litigation related to prior years' operations in Latin America. Further information about adjusted earnings and other non-GAAP financial measures is provided in a separate section of this news release.

Chairman and Chief Executive Officer Thomas J. Falk said, "I'm encouraged by the progress we have made again this quarter under our Global Business Plan. We're focused on driving our targeted growth initiatives and continually improving our capabilities and cost effectiveness. As a result, we have generated better-than-expected top-line growth and a solid improvement in adjusted operating profit at a

- more -

time when cost inflation has pressured our margins. Overall, our teams are doing a great job of delivering on our bottom-line commitments in the short-term while at the same time making the necessary changes to further strengthen our competitive position and prospects for long-term sustainable growth."

Review of third quarter sales

The growth in third quarter sales of nearly 10 percent was driven by a 5 percent increase in sales volumes, along with improved net selling prices and product mix, each approximately 1 percent better than the prior year. As noted above, stronger foreign currencies also added about 3 percent to sales.

Sales of **personal care** products advanced 12.0 percent in the third quarter, highlighted by sales volume growth of approximately 8 percent.   Product mix improved 1 percent, while currency effects added more than 3 percent to sales.

Personal care sales in North America increased about 8 percent compared with the third quarter of 2006, with higher sales volumes accounting for almost all of the increase. Net selling prices rose 1 percent, offset by a 1 percent decline in product mix. Product innovations spurred broad-based volume growth, with a double-digit gain for Huggies baby wipes, high single-digit growth for Huggies diapers and mid-single digit increases for the company's child care and incontinence care brands. Child care volumes benefited from the late-quarter introduction of GoodNites Sleep Boxers and Sleep Shorts, a unique, new offering in the youth pants category. Meanwhile, sales volumes of Kotex feminine care products were even with the year-ago quarter. In Europe, personal care sales also were up 8 percent in the quarter, due primarily to favorable currency effects of 8 percent. Sales volumes and product mix both improved 1 percent, offset by a 2 percent decline in net selling prices. The volume gain reflects higher sales of Huggies diapers and baby wipes across the region, even though timing of promotional activities resulted in a 3 percent decline in sales volumes of Huggies diapers in the four core markets – U.K., France, Italy and Spain. In developing and emerging markets (D&E), personal care sales expanded more than 20 percent for the second straight quarter, boosted by a 12 percent increase in sales volumes, favorable product mix of 3 percent and currency benefits of about 6 percent. All four D&E regions posted double-digit volume gains, with particular strength throughout most of Latin America and in South Korea, China and Russia.

Sales of **consumer tissue** products increased 10.5 percent versus the third quarter of 2006, benefiting from higher sales volumes, up 4 percent, along with improved net selling prices and foreign currency effects, each approximately 3 percent better than the prior year.

In North America, sales of consumer tissue products climbed nearly 11 percent in the third quarter, driven primarily by sales volume growth of more than 7 percent and an increase in net selling prices of about 3 percent. Product improvements for Kleenex facial tissue, Scott bathroom tissue and Viva paper towels, backed by a stepped-up level of advertising, helped all three brands achieve double-digit volume gains in the quarter. Meanwhile, sales volumes for Cottonelle bathroom tissue and Scott towels were similar to last year. In Europe, consumer tissue sales rose about 8 percent. Favorable currencies accounted for most of the increase, as the Euro and the U.K. pound strengthened by an average of 7 percent. Sales volumes were up 2 percent, on higher sales of Andrex bathroom tissue and Kleenex facial tissue, partially offset by a 1 percent decrease in net selling prices. Consumer tissue sales in developing and emerging markets increased more than 11 percent, mainly attributable to higher net selling prices and currency effects, both of which benefited sales by approximately 6 percent. Over the past year, prices have been raised in most D&E markets in response to higher raw materials costs.

Sales of **K-C Professional & other** products improved 8.8 percent compared with the year-ago quarter. Sales volumes increased more than 4 percent, net selling prices and product mix were both about 1 percent better and currency effects added 3 percent to sales. The higher volumes reflect mid-single digit gains in North America, led by the Kleenex, Scott and Cottonelle washroom brands and Kimtech and WypAll wiper products, as well as continued double-digit growth in Latin America.

Sales of **health care** products were down 5.2 percent in the third quarter. Sales volumes were approximately 9 percent lower, partially offset by improved product mix of 3 percent and currency benefits of 1 percent. The decrease in sales volumes was primarily attributable to the company's decision in the second half of last year to exit the latex exam glove business, along with a higher level of sales of face masks in the year-ago quarter primarily due to avian flu preparedness. In the exam glove category, the company has transitioned many customers and users from latex to its higher-margin, clinically-preferred nitrile gloves. Sales growth of these products, although strong, has not yet compensated for the drop-off in sales of latex gloves, due in part to supply constraints earlier in the year and competitive market conditions. As a result, overall sales of exam gloves declined more than 20 percent in the third quarter. In other areas of the business, third quarter sales of medical devices, particularly Ballard respiratory catheters, generated solid improvement.

The company believes health care sales comparisons will show some sequential improvement in the fourth quarter, given projected growth in demand for nitrile exam gloves and a sharp decline in sales of latex gloves in the year-ago period.

Other third quarter operating results

Operating profit was $683 million in the third quarter of 2007, compared with $526 million in 2006. Excluding net charges totaling about $25 million for the company's strategic cost reduction plan and related implementation costs, as well as the litigation settlement gain of more than $16 million in 2007, adjusted operating profit for the quarter increased approximately 6 percent to $691 million from $650 million in the prior year. Top-line growth, along with FORCE (Focused On Reducing Costs Everywhere) cost savings of about $40 million and strategic cost reductions of $27 million enabled the company to more than offset approximately $70 million of cost inflation. The inflationary increases were driven primarily by higher fiber costs, up nearly $50 million versus the third quarter of 2006, and about

$25 million for raw materials other than fiber, including nonwovens and other oil-based materials, partially offset by lower energy costs. Marketing, research and general expenses in the third quarter reflect the higher level of marketing spending, as well as increased expenses to support growth in developing and emerging markets and to further build capabilities in key areas such as customer development.

Interest expense for the quarter increased approximately $22 million from the prior year, mainly as a result of new long-term debt issued in late July to fund the company's previously announced accelerated share repurchase program.

The company's effective tax rate in the third quarter was 27.6 percent in 2007 and 24.9 percent in 2006. Excluding the effects of charges for the company's strategic cost reduction plan, related implementation costs and the litigation settlement gain, as well as net benefits from synthetic fuel partnerships in both years, the adjusted effective tax rate for the quarter was 27.6 percent in 2007 compared with 28.1 percent in 2006. The net benefit from synthetic fuel partnership activities was $1 million in the third quarter of 2007, down from approximately $5 million in the prior year. The net benefit in the current quarter reflects a partial phase out of benefits, retroactive to the beginning of the year, as a result of the recent increase in the price of oil.

Kimberly-Clark's share of net income of equity companies in the third quarter was about $39 million compared with nearly $43 million in 2006, primarily reflecting a decline in net income at Kimberly-Clark de Mexico, S.A.B. de C.V. due to the absence of earnings from pulp and paper operations that were sold late last year.

Competitive improvement initiatives – update on strategic cost reduction plan

The company's strategic cost reduction plan is part of a comprehensive, multi-year effort announced in July 2005 to further improve Kimberly-Clark's competitive position. The plan calls for streamlining manufacturing and administrative operations primarily in North America and Europe, with expected annual savings of at least $350 million by 2009. These cost savings will allow for investment in targeted growth opportunities and in key capabilities, including innovation, marketing and customer development.

During the third quarter, the company continued to successfully execute planned cost reduction activities, the most significant of which involved the consolidation of infant and child care operations in North America and streamlining of administrative operations in North America and Europe. With year-to-date savings totaling $76 million, the company is on track to meet its target to save $75 to $100 million for the full year.

To date, employees have been notified about workforce reductions and other actions at 23 of 24 facilities slated for sale, closure or streamlining as part of the cost reduction plan. In addition, pretax charges of $794 million (about $558 million after tax), or more than 85 percent of the plan's expected cost, have now been incurred. The company estimates cumulative charges for implementing the plan, through its completion in 2008, will total $875 to $925 million ($615 to $650 million after tax), of which approximately 35 percent is expected to be paid in cash.

Cash flow and balance sheet

Cash provided by operations in the third quarter decreased to $585 million from $648 million in 2006, primarily as a result of higher levels of working capital compared with the year-ago quarter, which more than offset an increase in cash earnings. Capital spending for the quarter was $233 million in 2007 compared with $240 million in the prior year. The company expects capital spending for the full year will be toward the high end of its targeted spending range of $900 million to $1 billion.

During the third quarter, the company repurchased approximately 33.0 million shares of its common stock at a cost of more than $2.2 billion, including the purchase of 29.6 million shares on July 24 under an accelerated share repurchase agreement (ASR) with Bank of America for an initial payment of $2.0 billion. Year-to-date, the company has spent more than $2.5 billion to repurchase about 37.3 million shares of Kimberly-Clark stock. The company reaffirmed its commitment to repurchase $2.8 billion of its common stock in 2007.

At September 30, 2007, total debt and preferred securities was $6.6 billion compared with $4.4 billion at the end of 2006. In late July, the company issued $2.1 billion of long-term debt at an average interest rate of approximately 6.2 percent, principally to finance the ASR.

Year-to-date results

For the first nine months of 2007, sales of $13.5 billion were up 9 percent from $12.4 billion in the prior year, as a result of a 4 percent increase in sales volumes, improvements of approximately 1 percent in both net selling prices and product mix and favorable currency effects of nearly 3 percent. Year-to-date operating profit was $1,948 million compared with $1,491 million in 2006. Adjusted operating profit, which excludes charges related to strategic cost reductions in both years and incremental implementation costs and the gain on settlement of litigation in 2007, increased approximately 7 percent to $2,038 million in 2007 from $1,913 million in the prior year. The benefits of top-line growth, along with cost savings of about $205 million, more than offset inflation in key cost components totaling approximately $235 million and a $40 million increase in strategic marketing spending. Through nine months, diluted net income per share in 2007 was $3.03 compared with $2.21 in 2006. Adjusted earnings per share increased more than 9 percent to $3.14 in 2007 from $2.87 in 2006.

Outlook

Commenting on the outlook, Falk said, "The underlying strength of our business results through the first nine months gives us confidence that we will continue to execute our Global Business Plan well over the balance of the year. We expect top-line momentum will remain positive, paced by continued strong performance in developing and emerging markets and success of our other targeted growth initiatives, particularly in Personal Care and K-C Professional. We also will continue to drive costs out of the system through our FORCE and strategic cost reduction efforts. These factors, combined with benefits from our accelerated share repurchase, should enable us to overcome significant inflationary pressures and deliver another quarter of solid bottom-line growth. Meanwhile, our plans incorporate further increases in spending for strategic marketing to support volume growth and improve brand equity, as we remain committed to boost spending above the rate of sales growth this year. All in all, we expect adjusted earnings per share in the fourth quarter will be in a range of $1.09 to $1.11 per share, up 6 to 8 percent from $1.03 per share last year.

"With the anticipated improvement in our fourth quarter performance, we now expect adjusted earnings per share for the full year of 2007 will be in a range of $4.23 to $4.25. This compares with our previous guidance for adjusted earnings per share of $4.20 to $4.25 and will result in growth of 8 to 9 percent versus $3.90 per share in 2006."

Non-GAAP financial measures

This press release and the accompanying tables include the following financial measures that have not been calculated in accordance with accounting principles generally accepted in the U.S., or GAAP, and are therefore referred to as non-GAAP financial measures:

- adjusted earnings and earnings per share
- adjusted operating profit
- adjusted effective tax rate

These non-GAAP financial measures exclude certain items that are included in the company's earnings, earnings per share, operating profit and effective tax rate calculated in accordance with GAAP. A detailed explanation of each of the adjustments to the comparable GAAP financial measures is given below. In accordance with the requirements of S.E.C. Regulation G, reconciliations of the non-GAAP financial measures to the comparable GAAP financial measures are attached.

The company provides these non-GAAP financial measures as supplemental information to our GAAP financial measures. Management and the company's Board of Directors use adjusted earnings, adjusted earnings per share and adjusted operating profit to (a) evaluate the company's historical and prospective financial performance and its performance relative to its competitors, (b) allocate resources and (c) measure the operational performance of the company's business units and their managers. Additionally, the Management Development and Compensation Committee of the company's Board of Directors uses these non-GAAP financial measures when setting and assessing achievement of incentive compensation goals. These goals are based, in part, on the company's adjusted earnings per share and improvement in the company's adjusted return on invested capital determined by excluding the charges that are used in calculating these non-GAAP financial measures.

In addition, Kimberly-Clark management believes that investors' understanding of the company's performance is enhanced by including these non-GAAP financial measures as a reasonable basis for comparing the company's ongoing results of operations and for understanding the company's effective tax rate. Many investors are interested in understanding the performance of our businesses by comparing our results from ongoing operations from one period to the next. By providing the non-GAAP financial measures, together with the reconciliations, we believe we are enhancing investors' understanding of our businesses and our results of operations, as well as assisting investors in evaluating how well the company is executing the material changes to our enterprise contemplated by the strategic cost reduction plan. Also, many financial analysts who follow our company focus on and publish both historical results and future projections based on non-GAAP financial measures. We believe that it is in the best interests of our investors for us to provide this information to analysts so that those analysts accurately report the non-GAAP financial information.

We calculate adjusted earnings, adjusted earnings per share, adjusted operating profit and adjusted effective tax rate by excluding from the comparable GAAP measure (i) charges related to our strategic cost reduction plan for streamlining the company's operations, (ii) certain incremental implementation costs relating to our strategic cost reduction plan, (iii) the gain on a litigation settlement and (iv) the net effect of the company's investment in synthetic fuel partnerships on the company's effective tax rate. Each of these adjustments and the basis for such adjustments are described below:

- *Strategic cost reduction plan.* In July 2005, the company authorized a strategic cost reduction plan aimed at streamlining manufacturing and administrative operations, primarily in North America and Europe. The strategic cost reduction plan commenced in the third quarter of 2005 and is expected to be substantially completed by December 31, 2008. At the time we announced the plan, we advised investors that we would report our earnings, earnings per share and operating profit excluding the strategic cost reduction plan charges so that investors could compare our operating results without the plan charges from period to period and could assess our progress in implementing the plan. Management does not consider these charges to be part of our earnings from ongoing operations for purposes of evaluating the performance of its business units and their managers and excludes these charges when making decisions to allocate resources among its business units.

- *Implementation costs.* In connection with our strategic cost reduction plan, the company will incur incremental implementation costs related to the transfer of certain administrative processes to third party providers. These costs were incurred primarily in the first six months of 2007. Management intends to exclude these implementation costs from our earnings from ongoing operations for purposes of evaluating the performance of our business units and their managers and to exclude these costs when making decisions to allocate resources among its business units.

- *Litigation settlement.* In the third quarter of 2007, the company received proceeds from settlement of litigation related to prior years' operations in Latin America. Management does not consider this gain to be part of our earnings from ongoing operations for purposes of evaluating the performance of its business units and their managers and excludes the gain when making decisions to allocate resources among its business units.

- *Adjusted effective tax rate.* In the analysis of its effective tax rate, the company excludes the effects of charges for the strategic cost reduction plan, related implementation costs and the litigation settlement gain, as well as net benefits from the company's investment in synthetic fuel partnerships. We believe that adjusting for these items provides improved insight into the tax effects of our ongoing business operations.

These non-GAAP financial measures are not meant to be considered in isolation or as a substitute for the comparable GAAP measures. There are limitations to these non-GAAP financial measures because they are not prepared in accordance with GAAP and they may not be comparable to similarly titled measures of other companies due to potential differences in methods of calculation and items being excluded. The company compensates for these limitations by using these non-GAAP financial measures as supplements to the GAAP measures and by providing the reconciliations of the non-GAAP and comparable GAAP financial measures. The non-GAAP financial measures should be read only in conjunction with the company's consolidated financial statements prepared in accordance with GAAP.

Conference call

A conference call to discuss this news release and other matters of interest to investors and analysts will be held at 9 a.m. (CDT) today. The conference call will be simultaneously broadcast over the World Wide Web. Stockholders and others are invited to listen to the live broadcast or a playback, which can be accessed by following the instructions set out in the Investors section of the company's Web site (www.kimberly-clark.com).

About Kimberly-Clark

Kimberly-Clark and its well-known global brands are an indispensable part of life for people in more than 150 countries. Every day, 1.3 billion people – nearly a quarter of the world's population – trust K-C brands and the solutions they provide to enhance their health, hygiene and well-being. With brands such as Kleenex, Scott, Huggies, Pull-Ups, Kotex and Depend, Kimberly-Clark holds No. 1 or No. 2 share positions in more than 80 countries. To keep up with the latest K-C news and to learn more about the company's 135-year history of innovation, visit www.kimberly-clark.com.

Copies of Kimberly-Clark's Annual Report to Stockholders and its proxy statements and other SEC filings, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, are made available free of charge on the company's Web site on the same day they are filed with the SEC. To view these filings, visit the Investors section of the company's Web site.

Certain matters contained in this news release concerning the business outlook, including new product introductions, cost savings, changes in finished product selling prices, anticipated costs and benefits related to the Competitive Improvement Initiatives, anticipated benefits from the accelerated share repurchase agreement, anticipated financial and operating results, strategies, contingencies and anticipated transactions of the company constitute forward-looking statements and are based upon management's expectations and beliefs concerning future events impacting the company. There can be no assurance that these future events will occur as anticipated or that the company's results will be as estimated. For a description of certain factors that could cause the company's future results to differ materially from those expressed in any such forward-looking statements, see Item 1A of the company's Annual Report on Form 10-K for the year ended December 31, 2006 entitled "Risk Factors."

KIMBERLY-CLARK CORPORATION
CONSOLIDATED INCOME STATEMENT
PERIODS ENDED SEPTEMBER 30
(Millions of dollars, except per share amounts)

	Three Months Ended September 30		
	2007	2006	Change
Net Sales	$ 4,620.6	$ 4,210.4	+ 9.7%
Cost of products sold	3,177.1	2,934.9	+ 8.3%
Gross Profit	1,443.5	1,275.5	+ 13.2%
Marketing, research and general expenses	783.7	749.2	+ 4.6%
Other (income) and expense, net	(22.9)	(.1)	N.M.
Operating Profit	682.7	526.4	+ 29.7%
Nonoperating expense	(6.5)	(17.2)	- 62.2%
Interest income	9.3	6.8	+ 36.8%
Interest expense	(78.6)	(56.5)	+ 39.1%
Income Before Income Taxes and Equity Interests	606.9	459.5	+ 32.1%
Provision for income taxes	(167.5)	(114.6)	+ 46.2%
Income Before Equity Interests	439.4	344.9	+ 27.4%
Share of net income of equity companies	39.1	42.8	- 8.6%
Minority owners' share of subsidiaries' net income	(25.4)	(23.5)	+ 8.1%
Net Income	$ 453.1	$ 364.2	+ 24.4%
Net Income Per Share Basis - Diluted	$ 1.04	$ .79	+ 31.6%

N.M. – Not meaningful
Unaudited

KIMBERLY-CLARK CORPORATION
PERIODS ENDED SEPTEMBER 30
(Millions of dollars, except per share amounts)

Notes:

1. Charges for the Strategic Cost Reductions are included in the Consolidated Income Statement as follows:

	Three Months Ended September 30		
	2007		2006
Cost of products sold	$	18.9	$ 80.2
Marketing, research and general expenses		7.8	46.7
Other (income) and expense, net		(3.9)	(3.3)
Provision for income taxes		(2.5)	(32.4)
Strategic Cost Reductions after taxes		20.3	91.2
Minority interest		-	(.2)
Net Charges	$	20.3	$ 91.0

In addition, charges of $2.0 million ($1.3 million after tax) in 2007 for the related implementation costs are included in marketing, research and general expenses.

2. Other (income) and expense, net includes a pre-tax gain of $16.4 million ($9.9 million after tax) in 2007 for a litigation settlement.

Unaudited

KIMBERLY-CLARK CORPORATION
CONSOLIDATED INCOME STATEMENT
PERIODS ENDED SEPTEMBER 30
(Millions of dollars, except per share amounts)

	Nine Months Ended September 30		
	2007	2006	Change
Net Sales	$ 13,507.9	$ 12,439.7	+ 8.6%
Cost of products sold	9,266.1	8,723.5	+ 6.2%
Gross Profit	4,241.8	3,716.2	+ 14.1%
Marketing, research and general expenses	2,313.9	2,203.6	+ 5.0%
Other (income) and expense, net	(19.6)	21.7	N.M.
Operating Profit	1,947.5	1,490.9	+ 30.6%
Nonoperating expense	(81.6)	(40.6)	N.M.
Interest income	23.3	19.8	+ 17.7%
Interest expense	(181.4)	(165.9)	+ 9.3%
Income Before Income Taxes and Equity Interests	1,707.8	1,304.2	+ 30.9%
Provision for income taxes	(391.1)	(344.9)	+ 13.4%
Income Before Equity Interests	1,316.7	959.3	+ 37.3%
Share of net income of equity companies	126.9	124.7	+ 1.8%
Minority owners' share of subsidiaries' net income	(76.7)	(67.1)	+ 14.3%
Net Income	$ 1,366.9	$ 1,016.9	+ 34.4%
Net Income Per Share Basis - Diluted	$ 3.03	$ 2.21	+ 37.1%

N.M. – Not meaningful
Unaudited

KIMBERLY-CLARK CORPORATION
PERIODS ENDED SEPTEMBER 30
(Millions of dollars, except per share amounts)

Notes:

1. Charges for the Strategic Cost Reductions are included in the Consolidated Income Statement as follows:

| | Nine Months Ended September 30 | |
	2007	2006
Cost of products sold	$ 71.4	$ 302.3
Marketing, research and general expenses	23.0	111.7
Other (income) and expense, net	(13.2)	7.6
Provision for income taxes	(36.0)	(115.1)
Strategic Cost Reductions after taxes	45.2	306.5
Minority interest	(0.1)	(1.6)
Net Charges	$ 45.1	$ 304.9

In addition, charges of $25.2 million ($16.1 million after tax) in 2007 for the related implementation costs are included in marketing, research and general expenses.

2. Other (income) and expense, net includes a pre-tax gain of $16.4 million ($9.9 million after tax) in 2007 for a litigation settlement.

3. Other Information:

| | Nine Months Ended September 30 | |
	2007	2006
Cash Dividends Declared Per Share	$ 1.59	$ 1.47

| | September 30 | |
Common Shares (Millions)	2007	2006
Outstanding, as of	423.7	457.7
Average Diluted for:		
Three Months Ended	436.0	459.8
Nine Months Ended	451.7	460.9

Unaudited

KIMBERLY-CLARK CORPORATION
PERIODS ENDED SEPTEMBER 30
(Millions of dollars)

Supplemental Financial Information:

Preliminary Balance Sheet Data:

	September 30 2007	December 31 2006
Cash and cash equivalents	$ 539.6	$ 360.8
Accounts receivable, net	2,516.9	2,336.7
Inventories	2,386.3	2,004.5
Total assets	18,324.3	17,067.0
Accounts payable	1,713.6	1,530.8
Debt payable within one year	1,395.9	1,326.4
Total current liabilities	5,368.5	5,015.8
Long-term debt	4,379.3	2,276.0
Preferred securities of subsidiary	821.5	793.4
Stockholders' equity	4,996.9	6,097.4

	Nine Months Ended September 30	
Preliminary Cash Flow Data:	2007	2006
Cash provided by operations	$ 1,760.7	$ 1,766.5
Cash used for investing	$ (716.4)	$ (617.1)
Cash used for financing	$ (854.8)	$ (1,113.2)
Depreciation and amortization	$ 626.4	$ 714.5
Capital spending	$ 776.8	$ 639.0
Cash dividends paid	$ 707.7	$ 659.6

Unaudited

KIMBERLY-CLARK CORPORATION
PERIODS ENDED SEPTEMBER 30

Description of Business Segments

The Corporation is organized into operating segments based on product groupings. These operating segments have been aggregated into four reportable global business segments: Personal Care; Consumer Tissue; K-C Professional & Other; and Health Care. The reportable segments were determined in accordance with how the Corporation's executive managers develop and execute the Corporation's global strategies to drive growth and profitability of the Corporation's worldwide Personal Care, Consumer Tissue, K-C Professional & Other, and Health Care operations. These strategies include global plans for branding and product positioning, technology, research and development programs, cost reductions including supply chain management, and capacity and capital investments for each of these businesses. Segment management is evaluated on several factors, including operating profit. Segment operating profit excludes other income and (expense), net; income and expense not associated with the business segments; and the costs of corporate decisions related to the Strategic Cost Reductions. Corporate & Other includes the costs related to the Strategic Cost Reductions.

The principal sources of revenue in each of our global business segments are described below.

The Personal Care segment manufactures and markets disposable diapers, training and youth pants and swimpants; baby wipes; feminine and incontinence care products; and related products. Products in this segment are primarily for household use and are sold under a variety of brand names, including Huggies, Pull-Ups, Little Swimmers, GoodNites, Kotex, Lightdays, Depend, Poise and other brand names.

The Consumer Tissue segment manufactures and markets facial and bathroom tissue, paper towels, napkins and related products for household use. Products in this segment are sold under the Kleenex, Scott, Cottonelle, Viva, Andrex, Scottex, Hakle, Page and other brand names.

The K-C Professional & Other segment manufactures and markets facial and bathroom tissue, paper towels, napkins, wipers and a range of safety products for the away-from-home marketplace. Products in this segment are sold under the Kimberly-Clark, Kleenex, Scott, WypAll, Kimtech, Kleenguard and Kimcare brand names.

The Health Care segment manufactures and markets disposable health care products such as surgical gowns and drapes, sterilization wrap, face masks, exam gloves, and respiratory care and digestive health products as well as other disposable medical products. Products in this segment are sold under the Kimberly-Clark, Ballard and other brand names.

Unaudited

KIMBERLY-CLARK CORPORATION
SELECTED BUSINESS SEGMENT DATA
PERIODS ENDED SEPTEMBER 30
(Millions of dollars)

	Three Months Ended September 30			Nine Months Ended September 30		
	2007	2006	Change	2007	2006	Change
NET SALES:						
Personal Care	$ 1,920.8	$ 1,714.7	+ 12.0%	$ 5,599.9	$ 5,054.8	+ 10.8%
Consumer Tissue	1,629.8	1,475.2	+ 10.5%	4,791.5	4,406.8	+ 8.7%
K-C Professional & Other	780.5	717.5	+ 8.8%	2,240.9	2,074.3	+ 8.0%
Health Care	292.1	308.2	- 5.2%	891.5	926.5	- 3.8%
Corporate & Other	10.5	6.8	+ 54.4%	27.5	23.5	+ 17.0%
Intersegment Sales	(13.1)	(12.0)	+ 9.2%	(43.4)	(46.2)	- 6.1%
Consolidated	$ 4,620.6	$ 4,210.4	+ 9.7%	$ 13,507.9	$ 12,439.7	+ 8.6%
OPERATING PROFIT:						
Personal Care	$ 396.3	$ 331.6	+ 19.5%	$ 1,136.7	$ 960.2	+ 18.4%
Consumer Tissue	166.1	180.2	- 7.8%	542.1	566.8	- 4.4%
K-C Professional & Other	125.1	127.2	- 1.7%	353.7	345.6	+ 2.3%
Health Care	43.4	51.4	- 15.6%	151.0	161.0	- 6.2%
Corporate & Other	(71.1)	(164.1)	- 56.7%	(255.6)	(521.0)	- 50.9%
Other income and (expense), net	22.9	.1	N.M.	19.6	(21.7)	N.M.
Consolidated	$ 682.7	$ 526.4	+ 29.7%	$ 1,947.5	$ 1,490.9	+ 30.6%

Note: Corporate & Other and Other income and (expense), net, include the following amounts of pre-tax charges for the Strategic Cost Reductions. In 2007, Corporate & Other also includes the related implementation costs.

	Three Months Ended September 30		Nine Months Ended September 30	
	2007	2006	2007	2006
Corporate & Other	$ (28.7)	$ (126.9)	$ (119.6)	$ (414.0)
Other income and (expense), net	3.9	3.3	13.2	(7.6)

N.M. – Not meaningful
Unaudited

KIMBERLY-CLARK CORPORATION
SELECTED BUSINESS SEGMENT DATA
PERIODS ENDED SEPTEMBER 30

PERCENTAGE CHANGE IN NET SALES VERSUS PRIOR YEAR

	Three Months Ended September 30, 2007				
	Total	Volume	Net Price	Mix/ Other[1]	Currency
Consolidated	9.7	5	1	1	3
Personal Care	12.0	8	-	1	3
Consumer Tissue	10.5	4	3	-	3
K-C Professional & Other	8.8	4	1	1	3
Health Care	(5.2)	(9)	-	3	1

	Nine Months Ended September 30, 2007				
	Total	Volume	Net Price	Mix/ Other[1]	Currency
Consolidated	8.6	4	1	1	3
Personal Care	10.8	7	-	1	3
Consumer Tissue	8.7	2	3	1	3
K-C Professional & Other	8.0	4	1	-	3
Health Care	(3.8)	(6)	-	1	1

[1] Mix/Other includes rounding.

KIMBERLY-CLARK CORPORATION
PERIODS ENDED SEPTEMBER 30
(Millions of dollars, except per share amounts)

NON-GAAP RECONCILIATION SCHEDULES

The tables on the following pages present the reconciliation of non-GAAP financial measures to GAAP financial measures.

EARNINGS SUMMARY:

	Three Months Ended September 30							
	2007				2006			
	Income (Expense)		Diluted Earnings Per Share		Income (Expense)		Diluted Earnings Per Share	
Adjusted Earnings	$	464.8	$	1.07	$	455.2	$	.99
Adjustments for:								
Strategic Cost Reduction charges		(20.3)		(.05)		(91.0)		(.20)
Implementation costs		(1.3)		-		-		-
Litigation settlement		9.9		.02		-		-
Net Income	$	453.1	$	1.04	$	364.2	$	.79

	Nine Months Ended September 30							
	2007				2006			
	Income (Expense)		Diluted Earnings Per Share		Income (Expense)		Diluted Earnings Per Share	
Adjusted Earnings	$	1,418.2	$	3.14	$	1,321.8	$	2.87
Adjustments for:								
Strategic Cost Reduction charges		(45.1)		(.10)		(304.9)		(.66)
Implementation costs		(16.1)		(.04)		-		-
Litigation settlement		9.9		.02		-		-
Rounding		-		.01		-		-
Net Income	$	1,366.9	$	3.03	$	1,016.9	$	2.21

KIMBERLY-CLARK CORPORATION
PERIODS ENDED SEPTEMBER 30
(Millions of dollars, except per share amounts)

OPERATING PROFIT SUMMARY:

	Three Months Ended September 30	
	2007	2006
Adjusted Operating Profit	$ 691.1	$ 650.0
Adjustments for:		
Strategic Cost Reduction charges	(22.8)	(123.6)
Implementation costs	(2.0)	-
Litigation settlement	16.4	-
Operating Profit	$ 682.7	$ 526.4

	Nine Months Ended September 30	
	2007	2006
Adjusted Operating Profit	$ 2,037.5	$ 1,912.5
Adjustments for:		
Strategic Cost Reduction charges	(81.2)	(421.6)
Implementation costs	(25.2)	-
Litigation settlement	16.4	-
Operating Profit	$ 1,947.5	$ 1,490.9

- more -

KIMBERLY-CLARK CORPORATION
PERIODS ENDED SEPTEMBER 30
(Millions of dollars)

Effective Income Tax Rate Reconciliation – Adjustments[1] and Synthetic Fuel Partnership Activities:

	Three Months Ended September 30, 2007				
				Synthetic Fuel	
	As Reported	Adjustments[1]	Excluding Adjustments[1]	Effect of Activities	Excluding Activities
Income Before Income Taxes	$ 606.9	$ (8.4)	$ 615.3	$ (6.5)	$ 621.8
Provision for Income Taxes	167.5	3.4	164.1	(7.7)	171.8
Net Synthetic Fuel Benefit				$ 1.2	
Effective Income Tax Rate	27.6%				
Adjusted Effective Income Tax Rate			26.7%		27.6%

	Three Months Ended September 30, 2006				
				Synthetic Fuel	
	As Reported	Adjustments[1]	Excluding Adjustments[1]	Effect of Activities	Excluding Activities
Income Before Income Taxes	$ 459.5	$ (123.6)	$ 583.1	$ (17.2)	$ 600.3
Provision for Income Taxes	114.6	(32.4)	147.0	(21.7)	168.7
Net Synthetic Fuel Benefit				$ 4.5	
Effective Income Tax Rate	24.9%				
Adjusted Effective Income Tax Rate			25.2%		28.1%

[1] Charges for Strategic Cost Reductions, related implementation costs and a litigation settlement in 2007 and Strategic Cost Reductions in 2006.

KIMBERLY-CLARK CORPORATION
PERIODS ENDED SEPTEMBER 30
(Millions of dollars)

Effective Income Tax Rate Reconciliation – Adjustments[1] and Synthetic Fuel Partnership Activities:

| | Nine Months Ended September 30, 2007 | | | | |
| | | | | Synthetic Fuel | |
	As Reported	Adjustments[1]	Excluding Adjustments[1]	Effect of Activities	Excluding Activities
Income Before Income Taxes	$ 1,707.8	$ (90.0)	$ 1,797.8	$ (81.6)	$ 1,879.4
Provision for Income Taxes	391.1	(38.6)	429.7	(101.9)	531.6
Net Synthetic Fuel Benefit				$ 20.3	
Effective Income Tax Rate	22.9%				
Adjusted Effective Income Tax Rate			23.9%		28.3%

| | Nine Months Ended September 30, 2006 | | | | |
| | | | | Synthetic Fuel | |
	As Reported	Adjustments[1]	Excluding Adjustments[1]	Effect of Activities	Excluding Activities
Income Before Income Taxes	$ 1,304.2	$ (421.6)	$ 1,725.8	$ (40.6)	$ 1,766.4
Provision for Income Taxes	344.9	(115.1)	460.0	(50.4)	510.4
Net Synthetic Fuel Benefit				$ 9.8	
Effective Income Tax Rate	26.4%				
Adjusted Effective Income Tax Rate			26.7%		28.9%

[1] Charges for Strategic Cost Reductions, related implementation costs and a litigation settlement in 2007 and Strategic Cost Reductions in 2006.

KIMBERLY-CLARK CORPORATION
PERIODS ENDED SEPTEMBER 30

OUTLOOK FOR 2007

Estimated Full-Year 2007 Diluted Earnings Per Share:

Adjusted Earnings Per Share	$ 4.23	- $	4.25
Strategic Cost Reductions	(.15)	-	(.14)
Implementation costs	(.04)	-	(.04)
Litigation settlement	.02	-	.02
Earnings Per Share - Diluted	$ 4.06	- $	4.09

Estimated Fourth Quarter 2007 Diluted Earnings Per Share:

Adjusted Earnings Per Share	$ 1.09	- $	1.11
Strategic Cost Reductions	(.05)	-	(.04)
Earnings Per Share - Diluted	$ 1.04	- $	1.07

Investor Relations contacts: Mike Masseth, 972-281-1478, mmasseth@kcc.com
Paul Alexander, 972-281-1440, palexand@kcc.com
Media Relations contact: Dave Dickson, 972-281-1481, ddickson@kcc.com

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